                                  SCHEDULE 13D
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 2
                                              ---

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741541106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Thomas R. Denison - First Reserve Corporation, 1801 California St., #4110,
                        Denver, CO 80202, (303) 382-1280
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 19, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

CUSIP No.  741541106              SCHEDULE 13D                Page 2 of 10 Pages


--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve Fund VII, Limited Partnership
       I.R.S. No.:  06-1457408
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7.  SOLE VOTING POWER

    SHARES           0
                 ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER

   OWNED BY          1,277,459
                 ---------------------------------------------------------------
     EACH        9.  SOLE DISPOSITIVE POWER

  REPORTING          0
                 ---------------------------------------------------------------
    PERSON       10. SHARED DISPOSITIVE POWER

     WITH            1,277,459
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,277,459
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       1.8%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  741541106              SCHEDULE 13D                Page 3 of 10 Pages


--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve Fund VIII, L.P.
       I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7.  SOLE VOTING POWER

    SHARES           0
                 ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER

   OWNED BY          9,470,275
                 ---------------------------------------------------------------
     EACH        9.  SOLE DISPOSITIVE POWER

  REPORTING          0
                 ---------------------------------------------------------------
    PERSON       10. SHARED DISPOSITIVE POWER

     WITH            9,470,275
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       9,470,275
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       13.1%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  741541106              SCHEDULE 13D                Page 4 of 10 Pages


--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve GP VII, L.P.
       I.R.S. No.:  06-1520256
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7.  SOLE VOTING POWER

    SHARES           0
                 ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER

   OWNED BY          1,277,459
                 ---------------------------------------------------------------
     EACH        9.  SOLE DISPOSITIVE POWER

  REPORTING          0
                 ---------------------------------------------------------------
    PERSON       10. SHARED DISPOSITIVE POWER

     WITH            1,277,459
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,277,459
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       1.8%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  741541106              SCHEDULE 13D                Page 5 of 10 Pages


--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve GP VIII, L.P.
       I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7.  SOLE VOTING POWER

    SHARES           0
                 ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER

   OWNED BY           9,470,275
                 ---------------------------------------------------------------
     EACH        9.  SOLE DISPOSITIVE POWER

  REPORTING          0
                 ---------------------------------------------------------------
    PERSON       10. SHARED DISPOSITIVE POWER

     WITH             9,470,275
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,470,275
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       13.1%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.  741541106              SCHEDULE 13D                Page 6 of 10 Pages

--------------------------------------------------------------------------------
1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve Corporation
       I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [X]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3.     SEC USE ONLY


--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
  NUMBER OF      7.  SOLE VOTING POWER

    SHARES           0
                 ---------------------------------------------------------------
 BENEFICIALLY    8.  SHARED VOTING POWER

   OWNED BY           10,757,734
                 ---------------------------------------------------------------
     EACH        9.  SOLE DISPOSITIVE POWER

  REPORTING          0
                 ---------------------------------------------------------------
    PERSON       10. SHARED DISPOSITIVE POWER

     WITH             10,757,734
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        10,757,734
--------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [ ]

--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       14.9%
--------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 2 to the statement on Schedule 13D originally filed on July 26, 1999, by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P., ("GP VII"), First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII, and collectively, the "Funds"), and First Reserve Corporation ("First Reserve" and together with the Funds, the "Reporting Persons"), and relates to the Common Stock, no par value per share (the "Common Stock"), of Pride International, Inc., a Delaware corporation ("Pride" or the "Company" or "Issuer"). That Schedule 13D is hereby amended as set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is hereby amended by deleting the first two paragraphs and replaced with the following:

         This Statement is being filed by First Reserve Corporation, a Delaware corporation, First Reserve Fund VII, Limited Partnership, a Delaware limited partnership, First Reserve Fund VIII, L.P., a Delaware limited partnership, First Reserve GP VII, L.P., a Delaware limited partnership, and First Reserve GP VIII, L.P., a Delaware limited partnership. William E. Macaulay and John A. Hill each were previously included as joint filers of this Statement and have been removed from this Statement.

         The Funds are Delaware limited partnerships with limited terms of existence. Their principal purpose is to make equity, equity-linked and debt investments in companies engaged in various energy and energy related activities. Their principal office is located at 411 West Putnam Ave., Suite 109, Greenwich, CT 06830. First Reserve is a Delaware corporation which raises funds for and manages the Funds, as well as several other similar entities. First Reserve's principal business is to act as the managing general partner and provide investment management services to a limited number of investment partnerships, including the Funds.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended to add the following paragraph at the end of
Item 4:

         In connection with the reorganization of a minority investment of Pride, and pursuant to an Exchange Agreement among Fund VII, Fund VIII and Pride, dated March 9, 2001, Fund VII and Fund VIII exchanged existing securities in the investment (along with exchange rights associated therewith) for a combination of new securities in the investment, new exchange rights, and shares of Common Stock. On April 19, 2001, the Reporting Persons were informed that Fund VII and Fund VIII received 457,132 shares of Common Stock and 62,336 shares of Common Stock, respectively, pursuant to the Exchange Agreement as a result of the termination of the closing escrow arrangement on April 11, 2001.

         First Reserve and the Funds intend to review on a continuing basis the Funds' investment in the Company and may or may not purchase additional shares, on the open market or otherwise, subject to: the terms of the Shareholders Agreement; price and availability of the Company's securities; subsequent developments affecting the energy market as a whole; the Company and the Company's business and prospects; other investment and business opportunities available to the Funds' general stock market and economic conditions; and other factors. First Reserve and the Funds may also decide to dispose of Company securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities based on all of the above factors and on the eventual liquidation of each Fund in accordance with its respective partnership agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby deleted and replaced with the following:

         (a) As of the date hereof, the Reporting Persons beneficially owned an aggregate of 10,757,734 shares of Common Stock which constitutes approximately 14.9% of the 72,295,629 shares of Common Stock outstanding as of March 29, 2001, as reported by the Company.

                                   NUMBER OF SHARES           PERCENTAGE OF
        REPORTING PARTY           BENEFICIALLY OWNED              CLASS
        ---------------           ------------------          -------------

           Fund VII                   1,277,459                   1.8%

           Fund VIII                  9,470,275                  13.1%

           GP VII (1)                 1,277,459                   1.8%

           GP VIII (1)                9,470,275                  13.1%

           First Reserve (1)         10,757,734(2)               14.9%



                  (1) GP VII and GP VIII are the general partners of Fund VII and Fund VIII, respectively, and may be deemed to beneficially own the shares of Common Stock owned by Fund VII and Fund VIII. First Reserve, as the general partner of GP VII and GP VIII, may be deemed to beneficially own all of the shares of Common Stock owned by the Funds.

                  (2) Consists of 10,747,734 shares of Common Stock held directly by First Reserve and the Funds, and 10,000 shares underlying stock options issued to William E. Macaulay in his capacity as a director of the Issuer. First Reserve may be deemed to share dispositive and voting control over these shares.

         (c) During the past 60 days, the following transactions were effected:

REPORTING       DATE OF       NUMBER OF    PRICE PER
  PARTY       TRANSACTION      SHARES        SHARE           TRANSACTION
---------     -----------     ---------    ---------         -----------
Fund VII       4/11/2001       457,132        N/A          Acquisition through
                                                           Exchange(1)

Fund VIII      4/11/2001        62,336        N/A          Acquisition through
                                                           Exchange(1)

                  (1) See description of exchange in Item 4.

         (d) To the best knowledge of the Reporting Persons, no other person has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended to add the following at the end of Item 6:

         On March 9, 2001, Pride, Fund VII and Fund VIII entered into the Exchange Agreement pursuant to which the Funds received an aggregate of 519,468 shares of Common Stock. The Exchange Agreement amends the Securities Purchase Agreement, dated May 5, 1999, as amended by letters dated June 4, 1999, June 18, 1999, June 21, 1999 and July 14, 1999 and by the Put and Exchange Agreement dated September 14, 1999, to provide additional exchange rights with respect to shares of stock of Pride's minority investment, and amends the Amended and Restated Shareholders Agreement dated March 31, 2000 to provide that the Common Stock acquired under the Exchange Agreement is covered by the Shareholders Agreement.

ITEM 7. EXHIBITS.

         Exhibit A:  Exchange Agreement dated March 9, 2001 By and Among Pride
                     International, Inc., First Reserve Fund VII, L.P. and First Reserve Fund VII, L.P.




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

         Dated: April 24, 2001.

                            FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                            By: First Reserve GP VII, L.P., as General Partner
                                By: First Reserve Corporation,
                                    as General Partner



                                By: /s/ Thomas R. Denison
                                    -------------------------
                                    Name:  Thomas R. Denison
                                    Title:  Managing Director

                            FIRST RESERVE FUND VIII, L.P.

                            By: First Reserve GP VIII, L.P., as General Partner,
                                By: First Reserve Corporation
                                    as General Partner



                                By: /s/ Thomas R. Denison
                                    -------------------------
                                    Name:  Thomas R. Denison
                                    Title:  Managing Director

                            FIRST RESERVE GP VII, L.P.

                            By: First Reserve Corporation,
                                as General Partner



                                By: /s/ Thomas R. Denison
                                    -------------------------
                                    Name:  Thomas R. Denison
                                    Title:  Managing Director

                            FIRST RESERVE GP VIII, L.P.

                            By: First Reserve Corporation,
                                as General Partner



                                By: /s/ Thomas R. Denison
                                    -------------------------
                                    Name:  Thomas R. Denison
                                    Title:  Managing Director



                            FIRST RESERVE CORPORATION



                            By: /s/ Thomas R. Denison
                                -------------------------
                                Name:  Thomas R. Denison
                                Title:  Managing Director

                                 EXHIBIT INDEX


Exhibit No.                       Description
-----------                       -----------

   99.A                 Exchange Agreement dated 3/9/01